FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_____

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2007

Silver Wheaton Corp.
(Translation of registrant's name into English)

Suite 3400, 666 Burrard Street, Vancouver, British Columbia V6C 2X8 CANADA
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20 F _____   Form 40 F __X_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No __X_____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

EXHIBIT INDEX

The following is a list of Exhibits included as part of this Report on Form 6-K:

News Release Report dated June 25, 2007: Silver Wheaton Announces 50% Increase in Proven and Probable Silver Reserves at Peñasquito Project

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Silver Wheaton Corp.
(Registrant)

Date: June 25, 2007   By: /s/ Peter Barnes
                                    Name

                           Its: President and Chief Executive Officer
                                    (Title)

FOR IMMEDIATE RELEASE — TSX: SLW
June 25, 2007 — NYSE: SLW

SILVER WHEATON ANNOUNCES 50% INCREASE IN PROVEN AND PROBABLE SILVER RESERVES AT PEÑASQUITO PROJECT

Vancouver, British Columbia – Silver Wheaton Corp. ("Silver Wheaton") is pleased to announce that Goldcorp Inc. ("Goldcorp") has released updated reserves and resources for their Peñasquito Project located in Zacatecas, Mexico. Proven and probable silver reserves have increased by 50% to 864 million ounces, while measured and indicated silver resources, exclusive of reserves, have increased by 67% to 413 million ounces. The calculation is based on assays from an additional 240 drill holes (including condemnation drill holes) completed since the previous reserve update in June, 2006.

Silver Wheaton will receive 25% of the life of mine silver production from Goldcorp's Peñasquito Project. The attributable silver reserves and resources to Silver Wheaton from the Peñasquito Project are outlined in the following table:

Peñasquito Project Reserves and Resources

Category	Tonnage (million tonnes)	Silver Grade (grams per tonne)	Contained Silver (million ounces)
Reserves (Silver Wheaton's 25% portion)			
Proven	117.2	32.8	123.8
Probable	112.1	25.6	92.2
Proven + Probable	229.4	29.3	216.0
Resources (Silver Wheaton's 25% portion)			
Measured	26.8	21.2	18.2
Indicated	142.9	18.5	85.0
Measured + Indicated	169.6	18.9	103.3
Inferred	305.0	13.0	127.0

"This substantial increase in the reserves and resources at Peñasquito demonstrate the ongoing growth and potential of this world-class deposit. Increasing silver reserves by 50% at what was already one of the largest silver deposits in the world is a substantial achievement, and with the continued drilling activity, we remain very excited about the expansion potential of this ore-body," said Peter Barnes, President and Chief Executive Officer of Silver Wheaton. "Goldcorp has done an excellent job of moving the

exploration program forward and has made exceptional progress on construction at the minesite. We are very pleased to be partnered with them on the silver from this project."

As a result of this upgrade statement, Silver Wheaton's attributable proven and probable silver reserves will increase by 25% to 362 million ounces and attributable measured and indicated silver resources will increase by 34% to 162 million ounces. See the updated reserve and resource tables at the end of this news release.

Goldcorp has also indicated that these updated reserves and resources provide the basis for further optimization of mill capacity from the current feasibility study plan of two 50,000 tonne per day circuits, or 100,000 tonnes per day. Goldcorp is analyzing an increase of mill capacity to 65,000 tonnes per day in the first circuit and 65,000 tonnes per day in the second circuit, for a total of 130,000 tonnes per day. A revised capital schedule and economic review including these proposed capacity enhancements is expected to be available prior to year-end. Silver Wheaton will not be responsible for contributions towards capital expenditures at Peñasquito.

Construction progress at Peñasquito remains on schedule for initial heap leaching of oxide ore during 2008 and start-up of the first milling and flotation circuit by late 2009. Excavation and preparation of the base for the primary crusher foundation has been completed and concrete has been poured. Completion of the Pabellon-Salaverna road and installation of the 400 kVA power line are expected later this summer. Preparations for a water well field in nearby Cedros basin are proceeding. Two wells have now been completed and soundings down the wells show excellent permeability zones.

Mineral exploration also continues at Peñasquito, with nine core rigs currently on the property. Recent intercepts from two drill hole assays from the primary breccia pipe have encountered high grade skarn-manto material, highlighting the deeper, underground mining potential of the Peñasquito Project. Results are summarized in the table below:

		Drillhole Results from Manto-Skarn Zone							
HOLE-ID	AREA	FROM	TO	Au g/t	Ag g/t	Pb%	Zn%	Interval	True Width (m)
GP-479-07	Manto Zone	1,006	1,016	0.73	457.5	0.94	8.9	10	9.0
GP-479-07	Manto Zone	1,026	1,032	0.08	106.9	0.34	19.3	6	5.4
GP-501-07	Manto Zone	902	924	5.4	191.7	6.1	8.8	22	19.8
GP-501-07	Manto Zone	1050	1062	1.0	355.0	4.1	14.0	12	10.8

A drilling campaign is underway to further test the extent of this new high grade zone and to define a resource which may be mineable by underground methods concurrent to open pit operations. Both exploration and condemnation drilling will continue for the balance of the year, with an emphasis on further infill and extensional drilling of the Peñasco, Chile Colorado, Brecha Azul, and El Sotol zones.

Silver Wheaton and Goldcorp expect to close the transaction for the silver purchase agreement on the Peñasquito Project in August, 2007.

Silver Wheaton is the largest public mining company with 100% of its operating revenue from silver production. The Company expects to have annual silver sales of approximately 15 million ounces in 2007 increasing to 23 million ounces by 2009. Silver Wheaton is unhedged and well positioned for further growth.

Mr. Randy Smallwood, P.Eng., Executive Vice President of Corporate Development of Silver Wheaton, who is a "qualified person" as such term is defined under National Instrument 43-101, has reviewed and approved the contents of this news release.

Proven and Probable Mineral Reserves [1,4,5,6]

	Category	Tonnage (million tonnes)	Silver Grade (grams per tonne)	Contained Silver (million ounces)
San Dimas Mine	Proven	1.57	410.2	20.7
	Probable	2.75	375.6	33.2
	Proven + Probable	4.31	388.2	53.8
Los Filos Project	Proven	25.16	2.8	2.3
	Probable	177.48	6.2	35.6
	Proven + Probable	202.65	5.8	37.9
San Martin Mine	Proven	0.32	32.7	0.3
	Probable	0.71	47.8	1.1
	Proven + Probable	1.03	43.2	1.4
Zinkgruvan Mine	Proven	6.64	113.0	24.1
	Probable	2.01	59.0	3.8
	Proven + Probable	8.65	100.4	27.9
Yauliyacu Mine	Proven	1.21	110.6	4.3
	Probable	1.95	140.8	8.8
	Proven + Probable	3.16	129.2	13.1
Peñasquito Project [7] Mill	Proven	106.72	34.0	116.8
	Probable	95.06	27.2	83.1
	Proven + Probable	201.78	30.8	199.9
Peñasquito Project [7] Heap Leach	Proven	10.53	20.9	7.1
	Probable	17.08	16.4	9.0
	Proven + Probable	27.61	18.1	16.1
Stratoni Mine	Proven	1.92	171.9	10.6
	Probable	0.26	172.1	1.4
	Proven + Probable	2.18	171.9	12.1
Silver Wheaton TOTAL	**Proven**			**186.1**
	Probable			**176.1**
	Proven + Probable			**362.2**

Measured, Indicated and Inferred Mineral Resources [1,2,3,4,5,6]

	Category	Tonnage (million tonnes)	Silver Grade (grams per tonne)	Contained Silver (million ounces)
San Dimas Mine	Inferred	17.27	320.8	178.1
Los Filos Project	Measured	10.19	4.0	1.3
	Indicated	79.61	5.1	13.0
	Measured + Indicated	89.80	4.9	14.3
	Inferred	71.49	5.4	12.4
San Martin	Measured	0.02	204.0	0.2
	Indicated	0.20	234.0	1.5
	Measured + Indicated	0.22	230.8	1.7
	Inferred	1.79	138.7	8.0
Zinkgruvan Mine Zinc Orebody	Measured	0.54	24.0	0.4
	Indicated	1.25	85.0	3.4
	Measured + Indicated	1.79	66.7	3.8
	Inferred	7.79	101.0	25.3
Zinkgruvan Mine Copper Orebody	Indicated	2.80	32.0	2.9
	Inferred	0.89	28.0	0.8
Yauliyacu Mine	Measured	0.25	326.8	2.6
	Indicated	3.47	303.3	33.8
	Measured + Indicated	3.72	304.9	36.5
	Inferred	8.38	256.7	69.2
Peñasquito Project [7] Mill	Measured	24.78	22.4	17.8
	Indicated	134.19	19.3	83.1
	Measured + Indicated	158.97	19.8	100.9
	Inferred	294.75	13.0	122.8
Peñasquito Project [7] Heap Leach	Measured	1.97	6.8	0.4
	Indicated	8.67	7.1	2.0
	Measured + Indicated	10.64	7.0	2.4
	Inferred	10.25	13.1	4.3
Stratoni Mine	Inferred	0.56	180.8	3.23
Silver Wheaton TOTAL	**Measured**			**22.7**
	Indicated			**139.7**
	Measured + Indicated			**162.5**
	Inferred			**424.2**

Notes:

1. Mineral Reserves and Mineral Resources for San Dimas, Los Filos, San Martin, Zinkgruvan, Yauliyacu, and European Goldfields have been calculated as of December 31, 2006 and Peñasquito as of June 25, 2007 in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum and National Instrument 43-101.

2. All Mineral Resources are exclusive of Mineral Reserves.

3. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

4. The Qualified Person for the Mineral Reserve and Mineral Resource estimates as defined by National Instrument 43-101 are as follows:

   a. San Dimas, San Martin – Reynaldo Rivera, MAusIMM, an employee of Luismin, S.A. de C.V., the Mexican operating subsidiary of Goldcorp Inc.

   b. Los Filos – Reynaldo Rivera, MAusIMM, Luismin S.A. de C.V.

   c. Zinkgruvan – Lars Malmström, Chief Geologist, and Per Hedström, Senior Geologist, both employees of Zinkgruvan.

> d.   Yauliyacu – Randy Smallwood, P.Eng., Executive Vice President of Silver Wheaton Corp.
>
> e.   Peñasquito – Bob Bryson, P. Eng, Vice President, Engineering at Goldcorp Inc.
>
> f.   Stratoni – Patrick Forward, General Manager, Exploration at European Goldfields.

5.   Mineral Reserves and Mineral Resources are estimated using appropriate recovery rates and commodity prices as follows:

> a.   San Dimas and San Martin Reserves – US$7.00 per silver ounce
>
> b.   San Dimas and San Martin Resources – US$7.00 per silver ounce
>
> c.   Zinkgruvan Reserves and Resources – US$5.75 per silver ounce
>
> d.   Yauliyacu Reserves and Resources – US$10.00 per silver ounce
>
> e.   Peñasquito Reserves – US$10.00 per silver ounce
>
> f.   Peñasquito Resources – US$13.00 per silver ounce
>
> g.   Stratoni Reserves – US$10.00 per silver ounce

6.   Silver Wheaton's purchase agreement with Glencore provides for the delivery of up to 4.75 million ounces of silver per year for 20 years so long as production allows. Silver production at Yauliyacu in excess of 4.75 million ounces per year is to the credit of Glencore, and therefore a portion of the reserves and resources from Yauliyacu may relate to production which may be for the credit of Glencore.

7.   Peñasquito reserves and resources reported represent the 25% share attributable to Silver Wheaton on a proforma basis. To calculate updated reserves, Goldcorp incorporated new drilling data into a revised geologic model, followed by reserves modelling. The complete database of drillhole results at Peñasquito can be found on Goldcorp's website at www.goldcorp.com. Open pit limits were determined using a floating cone optimization routine, with cost parameters and metals recovery rates updated since the prior reserve announcement in June, 2006. Metals prices utilized in the pit design were: $525 per ounce gold, $10.00 per ounce silver, $0.40 per pound lead and $0.80 per pound zinc.

Cautionary Note Regarding Forward Looking Statements

This news release contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the expected future silver sales by Silver Wheaton and the amount of estimated future production from the Peñasquito Project. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Silver Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions, the absence of control over mining operations from which Silver Wheaton purchases silver and risks related to these mining operations, including risks related to international operations, actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in the section entitled "Description of the Business – Risk Factors" in Silver Wheaton's annual information form for the year ended December 31, 2006 incorporated by reference into Silver Wheaton's Form 40-F on file with the U.S. Securities and Exchange Commission in Washington, D.C. Although Silver Wheaton has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Silver Wheaton does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED RESOURCES

This news release uses the terms "Measured", "Indicated" and "Inferred" Resources. U.S. investors are advised that while such terms are recognized and required by Canadian regulations, the Securities and Exchange Commission does not recognize them. "Inferred Resources" have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that all or any part of Measured or Indicated Resources will ever be converted into reserves. U.S. investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

For further information, please contact:

David Awram
Director, Investor Relations
Silver Wheaton Corp.
Tel: 1-800-380-8687
Email: info@silverwheaton.com
Website: www.silverwheaton.com